Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Suite 612

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510                                                                           Fax: 949/673-4525

November 9, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Heyu Leisure Holidays Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed February 11, 2016

File No. 333-201986

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form S-1 for Heyu Leisure Holiday Corporation (the “Company” or the “Registrant”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated March 7, 2016. The comments and our responses below are sequentially numbered and the answers herein refer to each of the comments and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

1. Please update financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The Company has included in the registration statement updated financial statements through June 30, 2016.

2. Please revise the audit opinion provided for Heyu Leisure Holidays Corporation to reflect the correct audited periods. In that regard, we note that paragraph three refers to “the results of its operations and its cash flows for the periods ended December 31, 2014 and from inception to December 31, 2014,” with no mention of the period ended December 31, 2013.

Response: The Company has provided an updated audit letter within the registration statement attached herewith.

3. Please file updated consents for all audit reports included in this registration statement including those of Heyu Capital Limited and Xiamen Wujiaer Hotel Co, Ltd.

Response: The Company has included updated consents within its S-1/A filing.

In summary of the foregoing responses to your recent comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments of the Staff. Hence, we await your clearance to request for acceleration of the Form S-1 as soon as the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

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